April 4, 2025

Via EDGAR Correspondence

Christopher R. Bellacicco
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II File Nos. 333- 258722; 811- 23725

Dear Mr. Bellacicco:

This letter responds to your comments delivered telephonically on April 3, 2025 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 17, 2025 (the “Registration Statement”). The Registration Statement relates to the CoinShares Digital Asset ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff notes the revisions made in response to prior Comment 5. Please supplementally discuss the consequences of removing asset and liquidity thresholds and consider whether additional principal risk disclosure is necessary as a result.

Response to Comment 1

The Fund notes that each of the Digital Asset ETPs is offered on a continuous basis and offers daily liquidity according to their own operations. Accordingly, the Fund does not believe that any particular liquidity threshold is necessary, which is why it was struck from the original investment strategy. Given the expected liquidity of the assets, the Fund does not believe any additional risk disclosure is necessary.

Comment 2 – Risk Factors

The Staff notes your response to prior Comment 11. Please supplementally explain the use of a 20% threshold for updating prospectus disclosure for specific risks regarding a “non-significant” position in a digital asset.

Response to Comment 2

After considering the Staff’s comments, the Fund will undertake to update the prospectus disclosure if a position equals or exceeds 10% of the assets of the Fund.

Comment 3 – General

The Staff notes your response to prior Comment 22. Please supplementally confirm that the “Covered Securities” require pre-clearance.

Response to Comment 3

The Fund confirms that the “Covered Securities” require pre-clearance.

Comment 4 – Prospectus Summary

The Staff notes the completed fee table provided in Exhibit A in response to prior Comment 2 includes an expense waiver that is set to expire on December 31, 2025. Pursuant to Instruction 3(e) to Item 3 of Form N-1A, an expense waiver must be in place for at least one year to be included in a fee table.

Response to Comment 4

Pursuant to the Staff’s comment, the expense waiver has been removed from the fee table.

* * * * * * * *

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP

Exhibit A
CoinShares Digital Asset ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Tax Expense(2)	0.00%
Acquired Fund Fees and Expenses	0.00%
Total Annual Fund Operating Expenses	0.40%
1. Estimate based on the expenses the Fund expects to incur for the current fiscal year.
2. Tax Expense is based on actual performance of the Fund and not possible to estimate.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$41	$128